Manufactured Housing Properties Inc.
126 Main Street
Pineville, NC 28134

October 31, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert and Sonia Barros

Re:
Manufactured Housing Properties Inc.
Offering Statement on Form 1-A
File No. 024-10997

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Manufactured Housing Properties Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, November 1, 2019.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Manufactured Housing Properties Inc.

By: /s/ Raymond Gee
      Raymond Gee
      Chief Executive Officer

cc:
Louis A. Bevilacqua, Esq.